Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco International Development Limited

(Incorporated in Hong Kong with limited liability)

Website : www.melco-group.com

(Stock Code : 200)

(1) GRANT OF RESTRICTED SHARES AND SHARE OPTIONS

BY A LISTED SUBSIDIARY

– MELCO RESORTS & ENTERTAINMENT LIMITED

AND

(2) CONNECTED TRANSACTIONS – GRANT OF RESTRICTED SHARES TO CONNECTED PERSONS

BY A LISTED SUBSIDIARY

– MELCO RESORTS & ENTERTAINMENT LIMITED

GRANT OF RESTRICTED SHARES BY MELCO RESORTS

The Board announces that on 3 April 2024 (US Eastern Standard Time), Melco Resorts, a subsidiary of the Company, granted Restricted Shares in respect of 3,739,602 ADSs (equivalent to 11,218,806 Melco Resorts Shares) to the Grantees under the Melco Resorts Share Incentive Plan.

GRANT OF SHARE OPTIONS BY MELCO RESORTS

The Board also announces that on 3 April 2024 (US Eastern Standard Time), Melco Resorts granted Share Options in respect of 605,166 ADSs (equivalent to 1,815,498 Melco Resorts Shares) to certain Grantees under the Melco Resorts Share Incentive Plan.

IMPLICATIONS UNDER THE LISTING RULES

The Melco Resorts Share Incentive Plan was adopted before the effective date of the amended Chapter 17 of the Listing Rules. This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C, and Chapter 14A of the Listing Rules in accordance with the transitional arrangements provided for the existing Melco Resorts Share Incentive Plan in respect of Chapter 17 of the Listing Rules.

Reference is made to the circular of the Company dated 5 May 2021 in relation to the adoption of the Melco Resorts Share Incentive Plan by Melco Resorts, a principal subsidiary of the Company. The Melco Resorts Share Incentive Plan was adopted before the effective date of the amended Chapter 17 of the Listing Rules. This announcement is made pursuant to Rules 17.06A, 17.06B and 17.06C, and Chapter 14A of the Listing Rules in accordance with the transitional arrangements provided for the existing Melco Resorts Share Incentive Plan in respect of Chapter 17 of the Listing Rules.

GRANT OF RESTRICTED SHARES BY MELCO RESORTS

Details of the grant of Restricted Shares under the Melco Resorts Share Incentive Plan

On 3 April 2024 (US Eastern Standard Time), Melco Resorts, a principal subsidiary of the Company, granted Restricted Shares in respect of 3,739,602 ADSs (equivalent to 11,218,806 Melco Resorts Shares) to the Grantees under the Melco Resorts Share Incentive Plan.

Date of grant:	3 April 2024 (US Eastern Standard Time)

Grantees:

1.  MRE Employee Participants, including (among other MRE Employee Participants) four directors of Melco Resorts who are also Directors, namely:

(1)   Mr. Ho, Lawrence Yau Lung, the Chairman, Chief Executive Officer and a substantial shareholder of the Company

(2)   Mr. Evan Andrew Winkler, President and Managing Director of the Company

(3)   Mr. Chung Yuk Man, Clarence, an Executive Director of the Company

(4)   Mr. John William Crawford, an Independent Non-executive Director of the Company

2.  MRE Service Providers who provide advisory and consultancy services to Melco Resorts

Save as disclosed above, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, none of the Grantees of Restricted Shares is (i) a Director, chief executive or substantial shareholder of the Company or their respective associates; (ii) an individual participant with awards and options involving new Melco Resorts Shares granted and to be granted in any 12-month period exceeding 1% of the issued Melco Resorts Shares in aggregate; and (iii) a related entity participant or service provider with awards and options involving new Melco Resorts Shares granted and to be granted in any 12-month period exceeding 0.1% of the issued Melco Resorts Shares in aggregate.

Number of Restricted Shares granted:

Restricted Shares in respect of an aggregate of 3,739,602 ADSs (equivalent to 11,218,806 Melco Resorts Shares), comprising:

•  Restricted Shares in respect of an aggregate of 3,672,438 ADSs (equivalent to 11,017,314 Melco Resorts Shares) granted to MRE Employee Participants, among which an aggregate of 1,196,265 ADSs (equivalent to 3,588,795 Melco Resorts Shares) were granted to the following Directors, namely:

(1)   Restricted Shares in respect of 952,380 ADSs (equivalent to 2,857,140 Melco Resorts Shares) were granted to Mr. Ho, Lawrence Yau Lung

(2)   Restricted Shares in respect of 149,637 ADSs (equivalent to 448,911 Melco Resorts Shares) were granted to Mr. Evan Andrew Winkler

(3)   Restricted Shares in respect of 74,406 ADSs (equivalent to 223,218 Melco Resorts Shares) were granted to Mr. Chung Yuk Man, Clarence

(4)   Restricted Shares in respect of 19,842 ADSs (equivalent to 59,526 Melco Resorts Shares) were granted to Mr. John William Crawford

•  Restricted Shares in respect of 67,164 ADSs (equivalent to 201,492 Melco Resorts Shares) granted to MRE Service Providers

Purchase price of the Restricted Shares granted:	Nil

Closing price of the ADSs as quoted on the Nasdaq Global Select Market on the date of grant:	US$7.56

Vesting period of the Restricted Shares granted:	All of the Restricted Shares granted to the relevant Grantees shall vest in three equal batches with the first batch to vest on 3 April 2025, and the remaining two batches to vest on 3 April 2026 and 3 April 2027 thereafter, respectively.

Performance target(s) and/or clawback mechanism:

There are no performance targets nor clawback mechanism attached to the Restricted Shares granted. The Melco Resorts Compensation Committee is of the view that the grant of Restricted Shares to the Grantees which include Directors and senior management of the Company without performance targets or a clawback mechanism is market competitive, consistent with Melco Resorts’ practice for senior executive remuneration, and aligns with the purposes of the Melco Resorts Share Incentive Plan to, recognise past contributions to Melco Resorts; incentivise Grantees to promote the success and enhance the value of Melco Resorts; as well as to motivate, attract and retain the services of Grantees.

The Remuneration Committee of the Company, having considered the views of the Melco Resorts Compensation Committee set forth above, concurs with the views of the Melco Resorts Compensation Committee.

Inclusion of MRE Service Providers as Grantees:	The grant of Restricted Shares to MRE Service Providers is to link their personal interests with those of the shareholders of Melco Resorts, to recognise the contributions made by MRE Service Providers and to attract and retain talent for the continuous development of the Melco Resorts Group. The Melco Resorts Compensation Committee considers the grant to MRE Service Providers to be in line with industry norm and is of the view that the grants could enhance the long-term relationship with MRE Service Providers by aligning their interests with that of Melco Resorts and its shareholders, which are in line with the purposes of the Melco Resorts Share Incentive Plan.

The Board, having considered the reasons for the grant and the views of the Melco Resorts Compensation Committee set forth above, concurs with the views of the Melco Resorts Compensation Committee.

No financial assistance:	Neither the Melco Resorts Group nor the Group has provided any financial assistance to the Grantees to facilitate the purchase of Melco Resorts Shares under the Melco Resorts Share Incentive Plan.

The Restricted Shares granted represent approximately 0.84% of Melco Resorts’ issued shares at the date of this announcement.

Pursuant to the Melco Resorts Share Incentive Plan, the Restricted Shares, when issued and fully paid, shall rank pari passu among themselves and with those Melco Resorts Shares in issue, and will vest to respective Grantees on the respective vesting dates. The Restricted Shares granted are not transferable and may not be sold, pledged or otherwise transferred until vested.

GRANT OF SHARE OPTIONS BY MELCO RESORTS

On 3 April 2024 (US Eastern Standard Time), Melco Resorts granted Share Options in respect of 605,166 ADSs (equivalent to 1,815,498 Melco Resorts Shares) to certain Grantees under the Melco Resorts Share Incentive Plan.

Details of the grant of Share Options under the Melco Resorts Share Incentive Plan

Date of grant:	3 April 2024 (US Eastern Standard Time)

Grantees:

MRE Employee Participants, including (among other MRE Employee Participants) a director of Melco Resorts who is also a Director, namely Mr. Evan Andrew Winkler, President and Managing Director of the Company

Save as disclosed above, to the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, none of the Grantees of Share Options is (i) a Director, chief executive or substantial shareholder of the Company or their respective associates; (ii) an individual participant with awards and options involving new Melco Resorts Shares granted and to be granted in any 12-month period exceeding 1% of the issued Melco Resorts Shares in aggregate; and (iii) a related entity participant or service provider with awards and options involving new Melco Resorts Shares granted and to be granted in any 12-month period exceeding 0.1% of the issued Melco Resorts Shares in aggregate.

Number of Share Options granted:

Share Options in respect of 605,166 ADSs (equivalent to 1,815,498 Melco Resorts Shares) granted to MRE Employee Participants, among which Share Options in respect of 374,088 ADSs (equivalent to 1,122,264 Melco Resorts Shares) were granted to Mr. Evan Andrew Winkler.

No Share Options granted to MRE Service Providers.

Exercise price of the Share Options granted:	US$7.56

Closing price of the ADSs as quoted on the Nasdaq Global Select Market on the date of grant:	US$7.56

Exercise period of the Share Options granted:	Ten years, from 3 April 2024 to 2 April 2034

Vesting period of the Share Options granted:	All of the Share Options granted to the relevant Grantees shall vest in three equal batches with the first batch to vest on 3 April 2025, and the remaining two batches to vest on 3 April 2026 and 3 April 2027 thereafter, respectively.

Performance target(s) and/or clawback mechanism:

There are no performance targets nor clawback mechanism attached to the Share Options granted. The Melco Resorts Compensation Committee is of the view that the grant of Share Options to the Grantees which include a Director and senior management of the Company without performance targets or a clawback mechanism is market competitive, consistent with Melco Resorts’ practice for senior executive remuneration, and aligns with the purposes of the Melco Resorts Share Incentive Plan to, recognise past contributions to Melco Resorts; incentivise Grantees to promote the success and enhance the value of Melco Resorts; as well as to motivate, attract and retain the services of Grantees.

The Remuneration Committee of the Company, having considered the views of the Melco Resorts Compensation Committee set forth above, concurs with the views of the Melco Resorts Compensation Committee.

No financial assistance:	Neither the Melco Resorts Group nor the Group has provided any financial assistance to the Grantees to facilitate the purchase of Melco Resorts Shares under the Melco Resorts Share Incentive Plan.

The Melco Resorts Shares underlying the Share Options granted represent approximately 0.14% of Melco Resorts’ issued shares at the date of this announcement.

NUMBER OF MELCO RESORTS SHARES AVAILABLE FOR FUTURE GRANT AFTER THE GRANT OF RESTRICTED SHARES AND SHARE OPTIONS

The Melco Resorts Share Incentive Plan is a share scheme that can be funded by either new Melco Resorts Shares issued by Melco Resorts and/or existing ADSs purchased on the market.

The existing plan limit of the Melco Resorts Share Incentive Plan applicable to the grant of all awards thereunder (“Plan Limit”) is 145,654,794 underlying Melco Resorts Shares, being the maximum aggregate number of underlying Melco Resorts Shares which may be granted pursuant to all awards (which, other than share options, may be funded by new Melco Resorts Shares issued by Melco Resorts and/or existing ADSs or Melco Resorts Shares) under the Melco Resorts Share Incentive Plan (“Plan Awards”). The Plan Limit represented 10% of the Melco Resorts Shares in issue as at the date of approval of the Plan in 2021.

Immediately prior to the grant of the Restricted Shares and Share Options described in this announcement, 104,130,744 underlying Melco Resorts Shares within the Plan Limit were available for future grants of all Plan Awards under the Melco Resorts Share Incentive Plan.

Immediately after the grant of the Restricted Shares and Share Options described in this announcement above, 91,096,440 underlying Melco Resorts Shares within the Plan Limit will be available for future grants of all Plan Awards under the Melco Resorts Share Incentive Plan.

IMPLICATIONS UNDER THE LISTING RULES

Each of the grants of Restricted Shares to Grantees who are connected persons of the Company constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Among such Grantees, Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler are Directors of the Company and directors of Melco Resorts, are therefore connected persons of the Company.

Based on the closing price of US$7.56 per ADS as quoted on the Nasdaq Global Select Market on 3 April 2024 and the number of Restricted Shares granted to each of Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler as described in this announcement, one or more applicable percentage ratios is 0.1% or more but each of the applicable percentage ratios is less than 5%. Accordingly, the grant of Restricted Shares to each of Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler described in this announcement above is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

For the grant of Restricted Shares to each of the connected persons of the Company other than Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler, since all of the applicable percentage ratios are less than 0.1% (for Mr. Chung Yuk Man, Clarence and Mr. John William Crawford) and 1% (for all other connected persons, who are connected at the subsidiary level of the Company), respectively, and the grants of Restricted Shares to each of them are on normal commercial terms or better, the grant of Restricted Shares to each of them is fully exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Reasons for and benefits of the grants of Restricted Shares to Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler

The purpose of the aforesaid grants of Restricted Shares to Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler is to incentivise and motivate such Grantees to strive for the future development of the Melco Resorts Group and its businesses.

The Directors (including the Independent Non-executive Directors) consider that the terms of the grants of Restricted Shares by Melco Resorts to Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler are fair and reasonable, that the grants are on normal commercial terms or better (as far as the Company is concerned) and in the ordinary and usual course of business of the Group, and that the grants are in the interests of the Company and its shareholders as a whole.

Grants of the Restricted Shares described in this announcement has been approved by the Melco Resorts Compensation Committee in accordance with the rules of the Melco Resorts Share Incentive Plan, and as applicable, the Renumeration Committee of the Company and the Board (including the Independent Non-executive Directors), except that Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler who have a material interest in the grant of Restricted Shares to each of them, or persons otherwise required to abstain from voting under the Listing Rules, had abstained from voting on the Board resolution in relation to such grant.

The number of Restricted Shares granted to Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler is determined with reference to their respective duties and responsibilities at Melco Resorts Group, namely, Mr. Ho, Lawrence Yau Lung as director at the subsidiary level and Mr. Evan Andrew Winkler as the President and director of the boards of Melco Resorts and its subsidiary.

Information about Melco Resorts and the Company

The Company, through its subsidiaries, is principally engaged in leisure, gaming and entertainment, and other investments.

Melco Resorts is a developer, owner and operator of integrated resort facilities in Asia and Europe. The ADSs of Melco Resorts are listed on the Nasdaq Global Select Market in the US. As at the date of this announcement, Melco Resorts is a subsidiary of the Company.

The Melco Resorts Share Incentive Plan is a share scheme that may be funded, in whole or in part, by new Melco Resorts Shares issued by Melco Resorts and/or existing ADSs or Melco Resorts Shares. Accordingly, subject to the determination of Melco Resorts at the time of vesting of the relevant grants, the Restricted Shares granted to the Grantees as described in this announcement above may be satisfied by new Melco Resorts Shares issued by Melco Resorts and/or existing ADSs or Melco Resorts Shares at the time of vesting. Assuming that all of the Restricted Shares granted would be satisfied by new Melco Resorts Shares issued by Melco Resorts upon vesting, Melco Resorts will continue to be a subsidiary of the Company following the issue of the relevant Melco Resorts Shares. The use of existing ADSs purchased on the market to satisfy Restricted Shares granted under the Melco Resorts Share Incentive Plan will not result in a dilution effect on the shareholding of the Company in Melco Resorts. In the case where the Restricted Shares granted would be satisfied in whole or in part by existing ADSs purchased on the market, the dilution effect on the shareholding of the Company in Melco Resorts would be smaller (or none), compared to the case where the Restricted Shares are satisfied by new Melco Resorts Shares issued by Melco Resorts in whole.

For the financial year ended 31 December 2022, Melco Resorts’ audited loss before taxation was approximately US$1,091,931,000 (equivalent to approximately HK$8,517,061,800) and Melco Resorts’ audited loss after taxation was approximately US$1,097,167,000 (equivalent to approximately HK$8,557,902,600).

For the financial year ended 31 December 2023, Melco Resorts’ audited loss before taxation was approximately US$401,908,000 (equivalent to approximately HK$3,134,882,400) and Melco Resorts’ audited loss after taxation was approximately US$415,330,000 (equivalent to approximately HK$3,239,574,000).

As at 31 December 2023, Melco Resorts’ audited negative net asset value was approximately US$840,050,000 (equivalent to approximately HK$6,552,390,000).

The Group measures the cost of Restricted Shares to Mr. Ho, Lawrence Yau Lung and Mr. Evan Andrew Winkler based on the grant date fair value and will recognise such cost over the vesting period.

DEFINITIONS

Unless otherwise defined, the following terms used in this announcement shall have the following meanings:

“ADSs”	American depositary shares of Melco Resorts, which are listed on the Nasdaq Global Select Market in the United States

“Board”	the board of Directors

“Company”	Melco International Development Limited, a company incorporated in Hong Kong with limited liability and having its shares listed on the Main Board of the Stock Exchange (stock code: 200)

“connected person(s)”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Grantees”	MRE Employee Participants and MRE Service Providers who were granted Restricted Shares and/or Share Options under the Melco Resorts Share Incentive Plan as described in this announcement

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Melco Resorts”	Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with limited liability and a subsidiary of the Company, with its ADSs listed on the Nasdaq Global Select Market in the US

“Melco Resorts Compensation Committee”	the Compensation Committee of the board of directors of Melco Resorts which is appointed to administer the Melco Resorts Share Incentive Plan

“Melco Resorts Group”	Melco Resorts and its subsidiaries

“Melco Resorts Share Incentive Plan”	a share incentive plan adopted by Melco Resorts effective from 6 December 2021

“Melco Resorts Shares”	shares of Melco Resorts, three of which are equivalent to one ADS

“MRE Employee Participants”	directors and employees of Melco Resorts or any of its subsidiaries (including persons who are granted options or awards under the Melco Resorts Share Incentive Plan as an inducement to enter into employment contracts with these companies), having the meaning under Rule 17.03A(1)(a) of the Listing Rules

“MRE Service Providers”	persons who provide services to the Melco Resorts Group on a continuing or recurring basis in its ordinary and usual course of business which are in the interests of the long term growth of the Melco Resorts Group, having the meaning under Rule 17.03A(1)(c) of the Listing Rules

“principal subsidiary”	has the meaning given to it under Rule 17.14 of the Listing Rules

“Restricted Shares”	restricted Melco Resorts Shares awarded under the Melco Resorts Share Incentive Plan

“Share Options”	share options entitling the Grantee to acquire Melco Resorts Shares upon payment of the exercise price which are granted under the Melco Resorts Share Incentive Plan

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder”	has the meaning given to it under the Listing Rules

“US”	The United States of America

“US$”	United States dollars, the lawful currency of the US

“%”	per cent.

By Order of the Board of Melco International Development Limited Leung Hoi Wai, Vincent Company Secretary

Hong Kong, 5 April 2024

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.80. Percentages and figures expressed have been rounded.

As at the date of this announcement, the Board comprises three Executive Directors, namely Mr. Ho, Lawrence Yau Lung (Chairman and Chief Executive Officer), Mr. Evan Andrew Winkler (President and Managing Director) and Mr. Chung Yuk Man, Clarence; and three Independent Non-executive Directors, namely Mr. John William Crawford, Mr. Tsui Che Yin, Frank and Ms. Karuna Evelyne Shinsho.